DESCRIPTION OF ALLEGHENY ENERGY, INC.'S
                        CORPORATE CHART AFTER THE MERGER

         The corporate chart of Allegheny Energy, Inc. and its subsidiaries after consummation of the Merger, which has been omitted, sets forth the ownership structure of Allegheny Energy, Inc's various direct and indirect subsidiaries after consummation of the Merger.